Exhibit 99.1

OLSHAN GRUNDMAN FROME
  ROSENZWEIG & WOLOSKY LLP
744 Broad Street Suite 1600
Newark, NJ 07102
(973) 331-7200

SAUL EWING LLP
750 College Road, East, Suite 100
Princeton, NJ 08540
(809) 452-3100
Attorneys for Plaintiff Newcastle Partners, L.P.

NEWCASTLE PARTNERS, L.P., derivatively on
behalf of MEDQUIST INC., a New Jersey Corporation,

Plaintiffs,

vs.

KONINKLIJKE PHILIPS ELECTRONICS, N.V.,
CBAYSYSTEMS HOLDINGS LIMITED, CBAY INC.,
STEPHEN H. RUSCKOWSKI, CLEMENT REVETTI, JR.,
GREG SEBASKY, SCOTT M. WEISENHOFF and EDWARD H. SIEGEL,

Defendants,

and MEDQUIST INC.,

Nominal Defendant.

SUPERIOR COURT OF NEW JERSEY CHANCERY DIVISION BURLINGTON COUNTY DOCKET NO. ________________ Civil Action VERIFIED COMPLAINT

Plaintiff Newcastle Partners, L.P. (“Newcastle”), individually and derivatively on behalf of Nominal Defendant, MedQuist, Inc. (“MedQuist” or the “Company”), by and through its attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.           Plaintiff Newcastle, a MedQuist shareholder, brings this shareholder derivative action against Koninklijke Philips Electronics, N.V. (“Philips”), which holds approximately 69.5% of the shares of MedQuist, CBaySystems Holdings Limited and CBay Inc. (collectively “CBay”), and one former and four present members of MedQuist’s board of directors (the “Individual Defendants”).  Philips now seeks to sell its MedQuist stock to CBay in a transaction that results from a pattern of egregious self-dealing by the directors that Philips elected to MedQuist’s Board.

2.           MedQuist, a New Jersey corporation, has been operated for many years to benefit its controlling shareholder, foreign-based Philips.  To facilitate the sale of its MedQuist shares to CBay, and with CBay’s prompting, Philips has caused the Company to take several actions that benefit solely Philips and CBay, at the expense of MedQuist and all of its shareholders other than Philips (the “Minority Shareholders”).

3.           Each Individual Defendant, while serving as a member of MedQuist’s Board, simultaneously has been a senior officer of one or more Philips affiliates.  The Individual Defendants displayed their loyalty to Philips, and at the same time breached their fiduciary duties to MedQuist, by taking various actions, adversely affecting the Company, for the sole purpose of consummating Philips’ sale of its MedQuist stock to CBay.

4.           For example, four of the five Individual Defendants voted to have the Company waive its rights under a heavily negotiated two-year standstill agreement, without receiving any consideration, simply to enable Philips to consummate its private sale of MedQuist stock to CBay.  Additionally, the Individual Defendants have proposed that the Company issue a significant dividend without any business purpose, other than to facilitate CBay’s financing of the purchase of Philips’ MedQuist stock.  What’s more, the Individual Defendants also appear poised to engineer the selection of their own successors and replacements, before the Philips sale of stock is even consummated, by appointing or using their majority to elect new directors selected by CBay.  None of these actions are in the interests of MedQuist.

5.           As set forth below, the defendants’ agenda of self-interest and disregard for the Minority Shareholders compels equitable relief.

THE PARTIES

6.           Plaintiff Newcastle, a Texas limited partnership, is an investment fund and the beneficial owner of approximately 2,662,474 shares of the common stock of MedQuist, representing approximately 7.1% of the Company’s outstanding shares, as reported by: (i) the Company on its Form 10-K/A, filed with the Securities and Exchange Commission (“SEC”) on April 29, 2008 and (ii) Newcastle on its Form 13D/A, filed with the SEC on January 9, 2008.  Newcastle is MedQuist’s largest Minority Shareholder, owning approximately 25% of the MedQuist common stock that is not owned by Philips.

7.           Nominal Defendant MedQuist, a New Jersey corporation, has its principal place of business located at Five Greentree Centre, Suite 311 in Marlton, New Jersey, and its corporate offices located at 1000 Bishops Gate Boulevard, Suite 300 in Mt. Laurel, New Jersey.  MedQuist is a leading medical transcription service provider.  It supplies dictation, transcription, speech recognition and coding products and services.

8.           Defendant Philips, upon information and belief, is a corporation organized under the laws of the Kingdom of the Netherlands, with its principal place of business in Amsterdam.  Upon information and belief, Philips owns a portfolio of companies in the electronics and healthcare industries.

9.           Defendant CBaySystems Holdings Limited, upon information and belief, is a holding company, incorporated in the British Virgin Islands, with a portfolio of investments in the healthcare industry.

10.           Defendant CBay Inc., upon information and belief, is a Delaware corporation and a wholly owned subsidiary of CBaySystems Holdings Limited.

11.           Defendant Stephen H. Rusckowski (“Rusckowski”) was a member of the Board from February 2002 until May 28, 2008, and served as Chairman of the Board for part of that time.  From December 2003 until February 2004, he was the Company’s interim President and Chief Executive Officer and from February 2004 until July 2004 he was its interim Chief Executive Officer.  Upon information and belief, he also is and has been the Chief Executive Officer of Philips Healthcare since November 2006.  In addition, he is also a member of the Royal Philips Electronics Board of Management.  Upon information and belief, he joined Philips in August 2001.

12.           Defendant Clement Revetti, Jr., (“Revetti”) has been a member of the Board since October 2006.  Upon information and belief, he also is and has been the Senior Vice President and Chief Legal Officer of Philips Healthcare since September 2004.

13.           Defendant Gregory M. Sebasky (“Sebasky”) has been a member of the Board since April 2005 and its Chairman since May 28, 2008.  From February 2004 to April 2005 he was the Company’s acting President.  Upon information and belief, he also is and has been the Senior Vice President and Chief Executive Officer of Global Customer Services for Philips Healthcare since April 2005.  Upon information and belief, he joined Philips in 2002.

14.           Defendant Scott M. Weisenhoff (“Weisenhoff”) has been a member of the Board since February 2003.  Upon information and belief, he also is and has been the Executive Vice President and Chief Financial Officer of Philips Healthcare since February 2003.  Upon information and belief, he has had similar positions at various other Philips affiliates since 1995.

15.           Defendant Edward H. Siegel (“Siegel”) has been a member of the Board since May 28, 2008, when he replaced Rusckowski.  Upon information and belief, he is also the Vice President, Corporate Mergers & Acquisitions, of Philips Electronics North America Corporation, a Philips affiliate.

16.           A minority of MedQuist’s Board (three of its seven members) are independent directors.

17.           By virtue of their positions as directors and/or officers of MedQuist, their exercise of control over the business and corporate affairs of MedQuist, and their separate employment by and affiliation with the Company’s 69.5% shareholder (Philips), the Individual Defendants at all relevant times have had the power to control and influence MedQuist, and did control and influence MedQuist and cause it to engage in the practices complained of herein.

FACTUAL ALLEGATIONS

A.	Philips’ Acquisition of MedQuist

18.           On or about July 7, 2000, Philips completed a public tender offer in which it acquired over 22 million shares of MedQuist, representing approximately 60% of the Company’s then-outstanding common stock, at a price of $51.00 per share.  It thereafter increased its ownership position, and today owns approximately 69.5% of the Company.

19.           Since 2000, when Philips gained control of the Company, MedQuist’s shares have been delisted from the Nasdaq Stock Market, depriving the Minority Shareholders of an efficient marketplace in which to sell their shares.  The loss of such a marketplace, of course, does not significantly affect a control shareholder, such as Philips, which has derived substantial ongoing benefits from its investment.  On Philips’ watch, relative to the $51 per share price paid by Philips in 2000, the Minority Shareholders have seen the publicly traded price for their shares plummet to approximately $8.25 per share (representing an 84% difference).

20.           On or about May 22, 2000, Philips entered into a Governance Agreement with the Company.  Pursuant to that Agreement, as amended, the parties agreed, inter alia, that MedQuist’s Board would consist of seven members: four directors designated by Philips (the “Philips Directors”) and three independent directors (the “Independent Directors”).

21.           In December 2007, Mark E. Schwarz, the general partner of Newcastle, and Brian O’Donoghue, who is affiliated with another Minority Shareholder, became directors of the Company.  In February 2008, Warren E. Pinckert II, became a director.  Schwarz, O’Donoghue and Pinckert comprise the sole Independent Directors of the Company.

B.	The Failed Sale Transaction

22.             From at least in or before January 2008, the Company engaged Bear Stearns & Company, Inc. (“Bear Stearns”) to act as its investment banker and to explore strategic alternatives.  Bear Stearns shopped the Company around, received several potential bids, and, with Board authorization, ultimately invited at least two such bidders to conduct confirmatory due diligence on the Company.  One such bidder was CBay.

23.           Prior to commencing its due diligence, CBay entered into an agreement with the Company (the “Confidentiality Agreement”) that provided, in substance, that as consideration for the Company’s disclosing certain sensitive information to CBay in connection with CBay’s evaluation of whether to acquire the Company, CBay would: (i) refrain from using that information for any purpose other than evaluating the desirability of a transaction with MedQuist (the “Confidentiality Provision”); and (ii) agree not to acquire any MedQuist shares for a period of  two years from the time that it entered the Confidentiality Agreement (the “Standstill Provision”).

24.           At a meeting of the Board on March 14, 2008, a Special Committee was formed, comprised of the three Independent Directors, to evaluate the bids for the Company received from third parties, and to advise the Company whether a sale was in its best interests.

25.           In April 2008, CBay presented its bid for the Company, which was an aggregate of an alleged value of $11.00 per share, consisting of principally $8.00 cash and a note convertible into shares of CBay, asserted to have a value of $3.00.  Further, CBay indicated that it was willing to acquire between a minimum of 70% and a maximum of 100% Company’s outstanding common stock.

26.           At a Board meeting on April 8, 2008, the Company’s investment banker, Bear Stearns, confirmed that, consistent with its preliminary assessment, the $11.00 per share as offered by CBay was unreasonably low, and that therefore the banker could not render an opinion that such consideration was fair to the Company’s shareholders from a financial point of view.  At a Board meeting the following day, April 9, the Special Committee, and thereafter the Board as well, unanimously determined that, given the inadequacy of the purchase offer made by CBay, a sale of the Company to CBay was not in the best interests of the Company’s shareholders.

C.	Philips Orchestrates a Private Sale at Company Expense

27.           Although Bear Stearns, the Special Committee and the Board unanimously agreed that CBay’s proposed offer -- an aggregate of at most $11.00 per share -- was too low, Philips was determined to sell its 69.5% controlling interest to CBay, in any event, even if on the same terms.  To facilitate such a sale, the Individual Defendants, all MedQuist directors yet simultaneously Philips officers, took actions that violated their fiduciary duties to MedQuist.

28.           Specifically, the Independent Directors made clear to the Board that there were two viable options for the Company to consider, in light of CBay’s inadequate offer: (i) suspending the bidding process in order to re-focus on the business of running the Company, and thereby increase the value of the Company to some future acquirer; or (ii) continuing the bidding process by inviting a second potential suitor, who had conducted confirmatory due diligence, to make a bid.  Many factors rendered it prudent for MedQuist to pursue the first alternative.  For many years, MedQuist had operated under a storm cloud of regulatory problems and class action litigation.  The resolution of these problems is now nearly complete, affording MedQuist an opportunity to achieve its real value.  Also, the much publicized problems in the credit markets make this a difficult time to sell the entire company.  The second alternative was also attractive, as it might smoke out a new buyer, increase the second bidder’s offer to acceptable levels, or pressure CBay to offer more.

29.           Rather than pursuing either of these options, which would have benefitted the Company, the Individual Defendants, all Philips Directors, usurped the CBay sale opportunity for the benefit of their employer, controlling shareholder Philips.  In this way, the Individual Defendants and Philips put their own interests ahead of those of the Company and the Minority Shareholders.  To facilitate the private sale of Philips’ MedQuist shares to CBay (the “Philips Transaction”), the Philips Directors caused the Company to take several actions for which it received no compensation and thereby violated their fiduciary duties to the Company and the Minority Shareholders.

30.           For instance, on May 7, 2008 the Board, including Individual Defendants Rusckowski, Revetti, Sebasky and Weisenhoff, met via telephone.  Additional representatives of Philips also attended.  At that meeting, and solely to facilitate the Philips Transaction, Philips requested that the Board authorize the Company: (i) to release CBay from the Standstill Provision in the Confidentiality Agreement; and (ii) to cooperate with Philips and CBay to facilitate the latter’s additional due diligence about the Company.  The Independent Directors opposed both of these requests.  However, by a vote of four (Philips Directors Rusckowski, Revetti, Sebasky and Weisenhoff) against three (Independent Directors), both requests were granted and expressly implemented via Board resolution.  Thus, in exchange for these two valuable concessions, the Company received no benefits whatsoever, as the only reason for taking this action was to benefit majority shareholder Philips.  The Board vote, in essence, turned control of MedQuist over to CBay, a significant competitor, leaving the minority in an even worse position than under Philips.  The opportunity usurped by Philips also deprived the minority of the best course to obtain value for their shares -- that Philips would sell in the open market or otherwise widely distribute its shares so that MedQuist would at least have a Board devoted solely to its business.

31.           On May 22, 2008, Philips and CBay entered into a Stock Purchase Agreement (“SPA”) that sets forth the terms of the Philips Transaction, expected to close during the third quarter of 2008, pursuant to which:

(A)           CBay agreed to pay Philips an aggregate of the claimed $11.00 per share, consisting of cash, a “Convertible Note” (immediately convertible by Philips into cash and shares of CBay) and a so-called “Bridged Cash Note,” the value of which is dependent upon, inter alia, the size of any per share dividend awarded by the Company prior to closing of the Philips Transaction (SPA § 2.02);

(B)           Philips represented and warranted to CBay that MedQuist has waived both the Confidentiality Provision and the Standstill Provision of the Confidentiality Agreement (SPA § 3.01(e));

(C)           Philips represented and warranted to CBay that, upon closing, the Governance Agreement will terminate according to its own terms (SPA § 3.01(h)); and

(D)           Philips agreed that the Philips Directors will resign from the Board prior to the closing and will ensure that they are replaced with CBay designees for such Board seats (SPA §§ 5.07 and 5.12 and Ex. C).

32.           In addition, the SPA contemplates a “Cash Dividend Adjustment Amount,” pursuant to which CBay’s purchase price will be reduced by the monetary amount realized by Philips from any dividend awarded by the Company prior to closing of the Philips Transaction.  (SPA §§ 2.02, 2.03 & 9.01(h)).

33.           On June 10, 2008, the Philips-affiliated Directors -- Individual Defendants Revetti, Sebasky, Weisenhoff and Siegel (who replaced Rusckowski on May 28, 2008) -- proposed a draft resolution declaring a cash dividend -- as yet of unspecified amount -- to be issued to all shareholders of the Company’s common stock, prior to closing of the Philips Transaction.  This resolution has not yet been put to Board vote and the Philips Directors have yet to declare the size of the proposed dividend.  There is simply no business purpose benefiting the Company that would be served by such a dividend.  Its only purpose would be to reduce CBay’s financing costs, thereby facilitating the Philips sale.

DERIVATIVE ALLEGATIONS

34.           Plaintiff brings this action derivatively for the benefit of MedQuist to redress injuries suffered and to be suffered by MedQuist as a direct result of the breaches of fiduciary duty by the Individual Defendants.

35.           Plaintiff has owned MedQuist common stock during the wrongful course of conduct by the Individual Defendants alleged herein and continues to own such stock.

36.           Plaintiff will fairly and adequately represent the interests of MedQuist and its shareholders in enforcing and prosecuting its rights and has retained counsel competent and experienced in stockholder-derivative litigation.

DEMAND ON MEDQUIST’S BOARD OF DIRECTORS IS EXCUSED AS FUTILE

37.           Plaintiff hereby realleges and incorporates the allegations set forth in paragraphs 1 through 36 above as if fully set forth herein.

38.           Demand on MedQuist’s Board would be futile and useless and is thereby excused because the Board has shown through its conduct that it cannot independently and impartially consider a demand.  A majority of the Board, comprised of the Individual Defendants, has exhibited hostility towards the Independent Directors and has shown a willingness to sacrifice the best interests of the Company for the interests of the majority shareholder, Philips.

39.           Plaintiff has made no demand on MedQuist’s Board to rectify the wrongs complained of herein because the Individual Defendants herein, a majority of the Board, committed the unlawful conduct described herein.  Indeed, Individual Defendants Rusckowski, Revetti, Sebasky and Weisenhoff breached their fiduciary duties by their May 7, 2008 vote (over the objection of the three Independent Directors) authorizing the Company: (i) to release CBay from the Standstill Provision in the Confidentiality Agreement; and (ii) to cooperate with Philips and CBay to facilitate the latter’s gathering of additional due diligence (collectively, the “May 7 Vote”).  And defendant Siegel has done nothing to reverse that vote.  Therefore, a majority of the Board suffers from the conflicts of interest and divided loyalties that preclude the Board from exercising independent business judgment.

40.           Each of the Individual Defendants -- Stephen H. Rusckowski, Clement Revetti, Jr., Greg Sebasky, Scott M. Weisenhoff and Edward H. Siegel -- is and has been an officer of one or more affiliates of Philips while serving simultaneously as a director of MedQuist.  Accordingly, each of these individuals is beholden to Philips, and suffers from conflicts of interest and divided loyalties that preclude him from exercising independent business judgment concerning the matters set forth herein.

First Count
(Breach of Fiduciary Duty)
(Against the Individual Defendants)

41.           Plaintiff repeats and realleges the allegations of paragraphs 1 through 40 above as though fully set forth herein.

42.           The Individual Defendants, as directors of MedQuist at all times relevant to this Complaint, were and are fiduciaries of MedQuist’s shareholders.  As such, they owed these shareholders, including plaintiff Newcastle, the highest duties of loyalty and care.  The Individual Defendants breached their fiduciary duties in multiple ways.

Release from the Standstill Provision

43.           Defendants Rusckowski, Revetti, Sebasky and Weisenhoff breached their fiduciary duties by their May 7 Vote (over the objection of the three Independent Directors) authorizing the Company to release CBay from the Standstill Provision in the Confidentiality Agreement, in order to facilitate the Philips Transaction.  The Standstill Provision was designed to ensure that CBay would not unfairly profit from its acquisition of sensitive material about the Company.

44.           By their May 7 Vote waiving the application of the Standstill Provision, the above defendants enabled both CBay as well as their employer, Philips, to profit at the Company’s expense.  And what was the purpose for the Company’s waiver?  There can be no question but that it was granted solely to benefit Philips and facilitate its private transaction with CBay.  The Company received no consideration whatsoever for its valuable concession.

Usurpation of Corporate Assets

45.           Defendants Rusckowski, Revetti, Sebasky and Weisenhoff also breached their fiduciary duties by their May 7 Vote (over the objection of the three Independent Directors) authorizing the Company to render substantial assistance to Philips and CBay in order to facilitate the latter’s gathering of due diligence information in connection with the private Philips Transaction.  This vote authorized the Company to expend significant and precious resources not to benefit the Company or its Minority Shareholders, but solely to benefit one shareholder: Philips.

46.           Under the rules of AIM, the London Stock Exchange’s international market for smaller growing companies, on which CBay is listed, the Philips Transaction constitutes a “reverse takeover” and, as such, is essentially the equivalent of an initial public offering or “IPO.”  Thus, what is being asked of MedQuist by CBay and Philips, from a due diligence perspective, is equivalent to what would be required of an issuer in connection with an IPO.

47.           CBay’s due diligence gathering has caused an enormous effort on the part of MedQuist management and its directors, responding to requests from, and gathering information for, CBay’s auditors, KPMG.  Indeed, this effort is occupying an enormous amount of MedQuist management’s time on a daily basis.  It is also exposing all of MedQuist’s most valuable trade secrets to a direct competitor, with no meaningful protection and without any corporate benefit.

48.           MedQuist and its Minority Shareholders receive no benefit whatsoever from all of this work, which solely benefits Philips and facilitates its private transaction with CBay.

Issuance of a Special Dividend

49.           Defendants Revetti, Sebasky, Weisenhoff and Siegel, as current directors of MedQuist, have breached their fiduciary duties by proposing that the Company issue a substantial dividend for no valid business purpose and no purpose whatsoever to benefit the Company.  Rather, they seek to declare such a dividend solely to facilitate the Philips Transaction.

50.           MedQuist has retained a substantial cash position on its balance sheet for many years.  Upon information and belief, in prior meetings, the Board has consciously elected to retain this money -- which, according to MedQuist’s most recent Form 10-K, exceeds $160 million -- for at least two reasons: (i) as a reserve, in order to satisfy future potential liabilities from various shareholder litigations and government enforcement proceedings pending against the Company; and (ii) to fund a potential strategic business acquisition.

51.           Now, disregarding those considerations, the sitting Philips Directors, Revetti, Sebasky, Weisenhoff and Siegel, propose that the Company declare a substantial dividend not to further any valid purpose on behalf of MedQuist, but rather singularly and uniquely to facilitate the sale of Philips’ shares to CBay.  As set forth above, the purchase price advanced by CBay -- and consequently any financing obligations it will incur in connection with such purchase -- will be directly reduced by the size of any special dividend received by Philips prior to consummation of the transaction.  (See SPA §§ 2.02, 2.03 & 9.01(h)).  After such a dividend, the Company will be strapped for cash, without its liability reserve and without the cash to fund any significant business acquisition.

52.           As well, the declaration of a substantial dividend, prior to CBay’s acquisition of MedQuist shares, would be a thinly veiled end-run around the New Jersey Shareholders’ Protection Act, N.J.S.A. 14A:10A-1, et seq., which otherwise would foreclose CBay’s ability to accomplish the same result after CBay’s own acquisition of a controlling interest in the Company.

Replacement of Directors

53.           As set forth above, under the SPA signed by Philips and CBay, Philips represented that, prior to closing the Philips Transaction, its directors will resign from the Board and will ensure their replacement with CBay nominees for their respective Board seats (SPA §§ 5.07 and 5.12 and Ex. C).

54.           Defendants Revetti, Sebasky, Weisenhoff and Siegel, as current directors of MedQuist, were and are fiduciaries of MedQuist ’s shareholders.  As such, they owe these shareholders, including plaintiff, the highest duties of loyalty and care.  Those duties would be breached, were the above-named directors to vote for their own replacements, simply to facilitate the private sale of Philips stock.

55.           Indeed, neither the Philips Directors -- nor, for that matter, MedQuist or its Minority Shareholders -- will have any assurance that the “replacement directors” selected by CBay will act in the Company’s best interest.

Termination of Governance Agreement

56.           As set forth above, under the SPA, Philips represented and warranted to CBay that, upon closing, the Governance Agreement will terminate according to its own terms.  (SPA § 3.01(h).  The Individual Defendants’ effort to consummate the Philips Transaction, and thereby seek termination of the Governance Agreement, violates their fiduciary duties to MedQuist and its Minority Shareholders.

57.           The Governance Agreement, negotiated by the Company prior to Philips’ acquisition of MedQuist shares via tender offer, contains certain provisions that benefit the Company and protect the interests of the Minority Shareholders.

58.           Throwing the Minority Shareholders under the proverbial bus, the Philips Transaction contemplates the termination of the Governance Agreement upon CBay’s acquisition of Philips’ MedQuist shares.  Again, the sole purpose for this action, to the detriment of the Company and its Minority Shareholders, is to assist Philips.

59.           Plaintiff has no adequate remedy at law for any of the breaches of fiduciary duty identified above.

60.           WHEREFORE, plaintiff Newcastle, derivatively on behalf of MedQuist, hereby demands that judgment be entered in its favor and against the defendants:

(A)           enjoining the Philips Transaction;

(B)           declaring that the May 7 Vote was a breach of the Individual Defendants’ fiduciary duties;

(C)           enjoining the Individual Defendants from voting or taking any further action, without the consent of the Independent Directors, to cause MedQuist:

1.	to release CBay from its obligations under the Standstill Provision;

2.	to issue a substantial dividend;

3.	to expend its resources to facilitate the private Philips Transaction;

4.	to replace its directors with CBay nominees;

5.	to terminate the Governance Agreement; and

(D)           awarding attorneys’ fees and costs of suit and such other and further relief as the Court deems just and proper.

Second Count
(Aiding and Abetting Breach of Fiduciary Duty)
(Against All Defendants)

61.           Plaintiff repeats and realleges the allegations of paragraphs 1 through 60 above as though fully set forth herein.

62.           By their conduct described herein, each of the defendants Philips and CBay, along with the Individual Defendants, individually and together aided and abetted the breach of fiduciary duties committed by each other defendant, as described above.

63.           Plaintiff has no adequate remedy at law.

64.           WHEREFORE, plaintiff Newcastle, derivatively on behalf of MedQuist, hereby demands that judgment be entered in its favor and against the defendants:

(A)           enjoining the Philips Transaction;

(B)           declaring that the May 7 Vote was a breach of the Individual Defendants’ fiduciary duties;

(C)           enjoining the Individual Defendants from voting or taking any further action, without the consent of the Independent Directors, to cause MedQuist:

1.	to release CBay from its obligations under the Standstill Provision;

2.	to issue a substantial dividend;

3.	to expend its resources to facilitate the private Philips Transaction;

4.	to replace its directors with CBay nominees;

5.	to terminate the Governance Agreement; and

(D)           awarding attorneys’ fees and costs of suit and such other and further relief as the Court deems just and proper.

Third Count
(Declaratory Judgment -- Governance Agreement)
(In the Alternative)

65.           Plaintiff repeats and realleges the allegations of paragraphs 1 through 64 above as though fully set forth herein.

66.           As set forth above, Philips entered into the Governance Agreement with the Company on or about May 22, 2000.  The Governance Agreement, negotiated by the Company prior to Philips’ acquisition of MedQuist shares via tender offer, contains certain provisions that benefit the Company and protect the interests of the Minority Shareholders.

67.           Section 6.09 of the Governance Agreement provides that the Agreement shall terminate whenever Philips “no longer, directly or indirectly, beneficially owns at least 5%” of the voting MedQuist common stock.  Notwithstanding Philips’ purported divestiture of its MedQuist stock in the Philips Transaction, the terms of the SPA demonstrate, in at least two separate ways, that Philips will remain a “beneficial owner” of at least 5% of MedQuist’s common stock, even after closing of the Philips Transaction.

68.           First, under the terms of the Bridged Cash Note that CBay will provide to Philips in connection the Philips Transaction, Philips will retain, as security for CBay’s required payments under the note, collateral in the form of a first-priority lien and security interest in all shares of MedQuist common stock acquired by CBay.  (SPA Exhibit D at Section 9(a)).  Upon any default by CBay under the Note, Philips shall have the right, upon written notice to CBay, immediately to foreclose on the MedQuist shares.  (SPA Exhibit D at Sections 6 and 9(f)).

69.           Second, under the terms of the Convertible Note issued by CBay to Philips in connection with the Philips Transaction, Philips will have the right, immediately after issuance of the Note, to convert the entire value of the Note, over $90 million, into almost 55 million shares of CBay -- or approximately 30% of the total outstanding shares of that entity.  (SPA Exhibit E).  Upon closing, therefore, by virtue of its right to obtain a substantial equity interest in CBay, Philips immediately will have the right to indirectly own the very same MedQuist voting shares that it has ostensibly conveyed to CBay in the Philips Transaction.

70.           Thus, in the above two ways, Philips will remain the “beneficial owner” -- within the meaning of the Governance Agreement, Rule 13(d)-3 promulgated under the Securities Exchange Act of 1934, as amended, and the New Jersey Shareholders Protection Act, N.J.S.A. 14A:10A-3(d) -- of all of its shares of MedQuist even after the closing of the Philips Transaction.

71.           Accordingly, under the terms of the Governance Agreement, as Philips will remain the “beneficial owner” of at least 5% of the voting common stock of MedQuist even after the closing, the Governance Agreement will remain in effect.

72.           WHEREFORE, plaintiff Newcastle, derivatively on behalf of MedQuist, hereby demands that judgment be entered in its favor and against the defendants:

(A)           declaring that the Governance Agreement shall remain in full force and effect, even after closing of the Philips Transaction; and

(B)           awarding attorneys’ fees and costs of suit and such other and further relief as the Court deems just and proper.

Fourth Count
(Breach of Contract)
(Against CBay)

73.           Plaintiff repeats and realleges the allegations of paragraphs 1 through 72 above as though fully set forth herein.

74.           Pursuant to the Standstill Provision of the Confidentiality Agreement, CBay agreed, in relevant part, that it would not “request the Company (or the Company’s Representatives), directly or indirectly, to amend or waive any provision of this paragraph [i.e., the Standstill Provision] (including this sentence).”  (Conf. Agm’t ¶ 7).

75.           CBay violated this provision by requesting, both directly and indirectly, that the Company waive the Standstill Provision.

76.           The Confidentiality Agreement also provides that “money damages and remedies at law will be inadequate to protect the Company against any actual or threatened breach of this Agreement.”  Consequently, CBay expressly “agree[d] to the granting of specific performance, injunctive relief and other equitable remedies in the Company’s favor without proof of actual damages” and further “agree[d] to waive, and to cause [its] Representatives to waive any requirement for the securing or posting of any bond in connection with any such remedy.”  (Conf. Agm’t ¶ 14).

77.           WHEREFORE, plaintiff Newcastle, derivatively on behalf of MedQuist, hereby demands that judgment be entered in its favor and against the defendants:

(A)           enjoining CBay from violating the Confidentiality Agreement, including, but not limited to, the Standstill Provision; and

(B)            awarding attorneys’ fees and costs of suit and such other and further relief as the Court deems just and proper.

DESIGNATION OF TRIAL COUNSEL

78.           Please take notice that pursuant to R 4:25-4, Kyle C. Bisceglie, Jr., of Olshan Grundman Frome Rosenzweig & Wolosky LLP and Francis X. Riley, III of Saul Ewing LLP are hereby designated as trial counsel in this matter.

Respectfully submitted,

OLSHAN GRUNDMAN FROME
ROSENZWEIG & WOLOSKY LLP

By: Kyle C. Bisceglie, Jr.

Of Counsel:
Thomas J. Fleming (pro hac vice admission pending)
Jeffrey A. Udell (pro hac vice admission pending)

SAUL EWING LLP

By:
/s/ Francis X. Riley, III
Francis X. Riley, III
Attorneys for Plaintiff Newcastle Partners, L.P.

DATED: June 30, 2008

CERTIFICATION

We hereby certify pursuant to Rule 4:5-1 that, to our knowledge, the subject matter of the within complaint is not the subject of any other action pending in any court, nor of any pending arbitration proceeding, and that no other action or arbitration proceeding is contemplated.  We further certify that, to our knowledge, no other parties should be joined in the within action.  Plaintiff reserves the right to seek leave of court to assert additional causes of action against the defendants that may arise during the course of this action.

SAUL EWING LLP
Attorneys for Plaintiff Newcastle Partners, L.P.

DATED: June 30, 2008
	By:	/s/ Francis X. Riley, III
Francis X. Riley, III

VERIFICATION

I am the Chief Executive Officer and sole general partner of Newcastle Partners, L.P., the plaintiff in this action.  I have read the foregoing Verified Complaint and, to the best of my knowledge, the factual allegations asserted therein, insofar as they concern Newcastle Partners, L.P., are true and insofar as they concern all other persons, it is believed by me upon information and belief to be true.

I certify that the foregoing statements made by me are true.  I am aware that if any of the foregoing statements are made by me are willfully false, I am subject to punishment.

Dated: June 30, 2008

/s/ Mark Schwarz
Mark Schwarz (facsimile signature)

CERTIFICATION

I am a member of the law firm of Saul Ewing LLP, which represents Newcastle Partners, L.P. in this action.

I hereby certify that Mark Schwarz acknowledges that his facsimile signature on the foregoing certification is genuine and that a copy with an original signature affixed will be filed if requested by the court or a party.

Dated: June 30, 2008

/s/ Francis X. Riley, III
Francis X. Riley, III